                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                        )
The AES Corporation                     )                     File No. 70-9465
                                        )


            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


     On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending March 31, 2002. AES is separately filing a certificate in File No. 70-9779 as required by the Commission's order in Release No. 35-27363 in connection with the AES acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL").

                                                  Respectfully submitted,


                                                  /s/ EARLE H. O'DONNELL
                                                  ---------------------------
                                                  Earle H. O'Donnell
                                                  Andrew B. Young
                                                  Hugh E. Hilliard

                                                  Dewey Ballantine LLP
                                                  1775 Pennsylvania Avenue, N.W.
                                                  Washington, D.C.  20006

Dated:  May 30, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                          QUARTER ENDED MARCH 31, 2002


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended March 31, 2002:
    a)   12 months ended March 31, 2002 GAAP consolidated income statement
    b)   12 months ended March 31, 2002 pro rata consolidated income statement

2)  Balance Sheet of The AES Corporation at March 31, 2002
    a)   GAAP Basis Consolidated Balance Sheet
    b)   Pro Rata Consolidated Balance Sheet

3)  Statement of Income of CILCORP for the 12 months ended March 31, 2002

4)  Statement of Income of CILCO for the 12 months ended March 31, 2002

5)  Consolidated Balance Sheet of CILCORP at March 31, 2002

6)  Consolidated Balance Sheet of CILCO at March 31, 2002

                              THE AES CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                           (INCLUDES CILCO AND IPALCO)
             FOR THE TWELVE MONTHS ENDED MARCH 31, 2002 - GAAP BASIS
                                   (UNAUDITED)

--------------------------------------------------------------------------------
                                                                         YEAR
                                                                         ENDED
($ in millions)                                                         3/31/02
--------------------------------------------------------------------------------
REVENUES:
Sales and services                                                      $ 9,554

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                7,161
Selling, general and administrative expenses                                133
                                                                        -------

TOTAL OPERATING COSTS AND EXPENSES                                        7,294
                                                                        -------

OPERATING INCOME                                                          2,260

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                    (1,527)
Other income                                                                 76
Equity in earnings of affiliates (before income tax)                        154
Nonrecurring severance and transaction costs                                (37)
Loss on sale of investment                                                  (57)
                                                                        -------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                            869

Income tax provision                                                        271
Minority interest                                                            61
                                                                        -------

INCOME FROM CONTINUING OPERATIONS                                           537

Loss from operations of discontinued components
  (net of income taxes)                                                    (215)
                                                                        -------

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                        322

Cumulative effect of accounting change
  (net of income taxes)                                                    (473)
                                                                        -------

NET INCOME/(LOSS)                                                       $  (151)
                                                                        =======


                              THE AES CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
           FOR THE TWELVE MONTHS ENDED MARCH 31, 2002 - PRORATA BASIS
                                   (UNAUDITED)

--------------------------------------------------------------------------------
                                                                         YEAR
                                                                         ENDED
($ in millions)                                                         3/31/02
--------------------------------------------------------------------------------
REVENUES:
Sales and services                                                     $ 10,535

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                7,895
Selling, general and administrative expenses                                148
                                                                       --------

TOTAL OPERATING COSTS AND EXPENSES                                        8,043
                                                                       --------

OPERATING INCOME                                                          2,492

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                    (1,564)
Other income                                                                (44)
Nonrecurring severance and transaction costs                                (37)
Loss on sale of investment                                                  (57)
                                                                       --------

INCOME BEFORE INCOME TAXES                                                  790

Income tax provision                                                        253
                                                                       --------

INCOME FROM CONTINUING OPERATIONS                                           537

Loss from operations of discontinued components
  (net of income taxes)                                                    (215)
                                                                       --------

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                        322
Cumulative effect of accounting change
  (net of income taxes)                                                    (473)
                                                                       --------

NET INCOME/(LOSS)                                                      $   (151)
                                                                       ========

                              THE AES CORPORATION
                      GAAP BASIS CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)

MARCH 31, 2002
($ in millions, unaudited)


ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                         $  1,313
     Short-term investments                                                 573
     Accounts receivable, net                                             1,987
     Inventory                                                              550
     Receivable from affiliates                                               9
     Deferred income taxes                                                  289
     Prepaid expenses and other current assets                            1,136
     Current assets of discontinued operations                               52
                                                                      ---------
     TOTAL CURRENT ASSETS                                                 5,909

PROPERTY, PLANT AND EQUIPMENT
     Land                                                                 1,004
     Electric generation and distribution assets                         23,765
     Accumulated depreciation and amortization                           (4,337)
     Construction in progress                                             4,794
                                                                      ---------
     PROPERTY, PLANT AND EQUIPMENT, NET                                  25,226

OTHER ASSETS
     Deferred financing costs,net                                           435
     Project development costs                                               64
     Investments in and advances to affiliates                            1,737
     Debt service reserves and other deposits                               396
     Goodwill                                                             3,105
     Long term assets of discontinued operations                            247
     Other assets                                                         3,082
                                                                      ---------
     TOTAL OTHER ASSETS                                                   9,066

     TOTAL                                                             $ 40,201
                                                                      =========


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                  $  1,388
     Accrued interest                                                       379
     Accrued and other liabilities                                        1,488
     Current liabilities of discontinued operations                         240
     Recourse debt-current portion                                          425
     Non-recourse debt- current portion                                   3,526
                                                                       --------

     TOTAL CURRENT LIABILITIES                                            7,446

LONG-TERM LIABILITIES
     Non-recourse debt                                                   15,268
     Recourse debt                                                        5,351
     Deferred incomes taxes                                               2,051
     Long term liabilities of discontinued operations                         8
     Other long-term liabilities                                          3,570
                                                                       --------
     TOTAL LONG-TERM LIABILITIES                                         26,248

     Minority interest                                                    1,270

     Company-obligated convertible mandatorily redeemable
     preferred securities of subsidiary trusts holding
     solely junior subordinated debentures of AES                           978


STOCKHOLDERS' EQUITY
     Common Stock                                                             5
     Additional paid-in Capital                                           5,232
     Retained earnings                                                    2,496
     Accumulated other comprehensive loss                                (3,474)
                                                                       --------
     TOTAL STOCKHOLDERS' EQUITY                                           4,259

     TOTAL                                                             $ 40,201
                                                                       ========


                              THE AES CORPORATION
                       PRO RATA CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)

MARCH 31, 2002
($ in millions, unaudited)


ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                          $  1,361
    Short-term investments                                                  489
    Accounts receivable, net                                              1,886
    Inventory                                                               528
    Receivable from affiliates                                                9
    Deferred income taxes                                                    36
    Prepaid expenses and other current assets                             1,195
    Current assets of discontinued operations                                46
                                                                       --------
    TOTAL CURRENT ASSETS                                                  5,550

PROPERTY, PLANT AND EQUIPMENT
    Land                                                                    872
    Electric generation and distribution assets                          24,002
    Accumulated depreciation and amortization                            (4,264)
    Construction in progress                                              4,575
                                                                       --------
    PROPERTY, PLANT AND EQUIPMENT, NET                                   25,185

OTHER ASSETS
    Deferred financing costs,net                                            389
    Project development costs                                                68
    Investments in and advances to affiliates                             1,720
    Debt service reserves and other deposits                                376
    Goodwill                                                              2,924
    Long-term assets of discontinued operations                             206
    Other assets                                                          3,783
                                                                       --------
    TOTAL OTHER ASSETS                                                    9,466

    TOTAL                                                              $ 40,201
                                                                       ========



LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                   $  1,268
    Accrued interest                                                        415
    Accrued and other liabilities                                         1,339
    Current liabilities of discontinued operations                          199
    Recourse debt-current portion                                           425
    Non-recourse debt - current portion                                   3,526
                                                                       --------
    TOTAL CURRENT LIABILITIES                                             7,172

LONG-TERM LIABILITIES
    Recourse debt                                                         5,351
    Non-recourse debt                                                    15,268
    Deferred income taxes                                                 2,033
    Long term liabilities of discontinued operations                          8
    Other long-term liabilities                                           4,780
                                                                       --------
    TOTAL LONG-TERM LIABILITIES                                          27,440

    Company-obligated convertible mandatorily redeemable
    preferred securities of subsidiary trusts holding
    solely junior subordinated debentures of AES                            978


STOCKHOLDERS' EQUITY
    Common Stock                                                              5
    Additional paid in capital                                            5,584
    Retained earnings                                                     2,496
    Accumulated other comprehensive loss                                 (3,474)
                                                                       --------
    TOTAL STOCKHOLDERS' EQUITY                                            4,611

    TOTAL                                                              $ 40,201
                                                                       ========

                          CILCORP Inc. and Subsidiaries
                          Consolidated Income Statement
                                   (Unaudited)

Twelve Months Ended March 31, 2002

                                                                  (In Thousands)
Revenue:
CILCO Electric                                                          $386,924
CILCO Gas                                                                192,503
CILCO Other                                                              105,626
Other Businesses                                                          57,136
                                                                  --------------
        Total                                                            742,189
                                                                  --------------
Operating expenses:
Fuel for generation and purchased power                                  217,496
Gas purchased for resale                                                 157,550
Other operations and maintenance                                         123,014
Depreciation and amortization                                             82,934
Taxes, other than income taxes                                            38,478
                                                                  --------------
        Total                                                            619,472
                                                                  --------------

Fixed charges and other:
Interest expense                                                          68,141
Preferred stock dividends of subsidiary                                    2,159
Allowance for funds used during construction                                (150)
Other                                                                      1,394
                                                                  --------------
        Total                                                             71,544
                                                                  --------------

Income from continuing operations before income taxes                     51,173
Income taxes                                                              22,038
                                                                  --------------

Net income from continuing operations                                     29,135

Income (loss) from operations of discontinued
  business, net of taxes                                                  (4,389)
                                                                  --------------
  Net income                                                            $ 24,746
                                                                  ==============


                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENT OF INCOME
                                   (Unaudited)

Twelve Months Ended March 31, 2002


                                                               (In Thousands)
Operating Revenues:
Electric                                                        $ 386,924
Gas                                                               192,503
                                                                ---------
                                                                  579,427
                                                                ---------

Operating Expenses:
Cost of Fuel                                                      158,002
Cost of Gas                                                       113,276
Purchased Power                                                    45,859
Other Operation & Maintenance Expenses                            117,152
Depreciation and Amortization                                      69,572
Income Taxes                                                        5,843
Other Taxes                                                        38,259
                                                                ---------
       Total Operating Expenses                                   547,963
                                                                ---------

Operating Income                                                   31,464

Other Income and Deductions
CILCO Owned Life Insurance                                         (1,394)
Other, Net                                                          5,050
                                                                ---------
      Total other income and (deductions)                           3,656
                                                                ---------

Income Before Interest Expenses                                    35,120

Interest Expenses:
Interest on Long-Term Debt                                         17,717
Cost of Borrowed Funds Capitalized                                   (150)
Other                                                               5,160
                                                                ---------
      Total interest expense                                       22,727
                                                                ---------

Net (loss) Income Before Preferred Dividends                       12,393
                                                                ---------

Preferred Stock Dividends                                           2,159
                                                                ---------

Net Income Available for Common Stock                           $  10,234
                                                                =========


                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                   (Unaudited)


As of March 31, 2002

                                                                            (In Thousands)
 ASSETS

 Current Assets:
 Cash and Temporary Cash Investments                                          $    9,551
 Receivables, Less Allowance for
   Uncollectible Accounts of $3,262 and $1,800                                    57,145
 Accrued Unbilled Revenue                                                         32,487
 Fuel, at Average Cost                                                            18,261
 Materials and Supplies, at Average Cost                                          16,966
 Gas in Underground Storage, at Average Cost                                       8,618
 FAC Underrecoveries                                                               1,255
 PGA Underrecoveries                                                               8,300
 Prepayments and Other                                                            10,064
                                                                              ----------
   Total Current Assets                                                          162,647
                                                                              ----------
 Investments and Other Property:
 Investment in Leveraged Leases                                                  135,116
 Other Investments                                                                19,820
                                                                              ----------
   Total Investments and Other Property                                          154,936
                                                                              ----------
 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                                                      724,704
   Gas                                                                           235,245
                                                                              ----------
                                                                                 959,949
 Less-Accumulated Provision for Depreciation                                     144,240
                                                                              ----------
                                                                                 815,709
 Construction Work in Progress                                                    56,981
 Other, Net of Depreciation                                                           23
                                                                              ----------
   Total Property, Plant and Equipment                                           872,713
                                                                              ----------
 Other Assets:
 Goodwill, Net of Accumulated Amortization of $33,753                            579,211
 Other                                                                            33,464
                                                                              ----------
   Total Other Assets                                                            612,675
                                                                              ----------

   Total Assets                                                               $1,802,971
                                                                              ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                   (Unaudited)

As of March 31, 2002


LIABILITIES AND STOCKHOLDER'S EQUITY
                                                                            (In thousands)
Current Liabilities:
Current Portion of Long-Term Debt                                             $   26,750
Notes Payable                                                                     58,000
Accounts Payable                                                                  54,833
Accrued Taxes                                                                     12,555
Accrued Interest                                                                  27,409
Other                                                                             14,728
                                                                              ----------
  Total Current Liabilities                                                      194,275
                                                                              ----------
Long-Term Debt                                                                   692,392
                                                                              ----------
Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                            212,839
Regulatory Liability of Regulated Subsidiary                                      37,655
Deferred Investment Tax Credit                                                    14,155
Other                                                                             85,953
                                                                              ----------
  Total Deferred Credits and Other Liabilities                                   350,602
                                                                              ----------
Preferred Stock of Subsidiary without
  Mandatory Redemption                                                            19,120
Preferred Stock of Subsidiary with
  Mandatory Redemption                                                            22,000
                                                                              ----------
Total Preferred Stock of Subsidiary                                               41,120
                                                                              ----------
Stockholder's Equity:
Common Stock, no par value; Authorized 10,000
  Outstanding 1,000                                                                   --
Additional Paid-in Capital                                                       518,833
Retained Earnings                                                                 14,311
Accumulated Other Comprehensive Income (Loss)                                     (8,562)
                                                                              ----------
  Total Stockholder's Equity                                                     524,582
                                                                              ----------
  Total Liabilities and Stockholder's Equity                                  $1,802,971
                                                                              ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                   (Unaudited)

As of March 31, 2002

                                                                          (In Thousands)
ASSETS

Utility Plant, At Original Cost:
  Electric                                                                  $1,334,078
  Gas                                                                          459,132
                                                                            ----------
                                                                             1,793,210
  Less-Accumulated Provision for Depreciation                                1,002,428
                                                                            ----------
                                                                               790,782
Construction Work in Progress                                                   56,981
                                                                            ----------
    Total Utility Plant                                                        847,763
                                                                            ----------
Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of $65,314)                             4,866
Other                                                                            1,112
                                                                            ----------
    Total Other Property and Investments                                         5,978
                                                                            ----------
Current Assets:
Cash and Temporary Cash Investments                                              1,843
Receivables, Less Allowance for
  Uncollectible Accounts of $3,262 and $1,800                                   57,083
Accrued Unbilled Revenue                                                        27,565
Fuel, at Average Cost                                                           18,261
Materials and Supplies, at Average Cost                                         16,280
Gas in Underground Storage, at Average Cost                                      8,618
Prepaid Taxes                                                                    9,219
FAC Underrecoveries                                                              1,255
PGA Underrecoveries                                                              8,300
Other                                                                           10,020
                                                                            ----------
    Total Current Assets                                                       158,444
                                                                            ----------
Deferred Debits:
Unamortized Loss on Reacquired Debt                                              2,388
Unamortized Debt Expense                                                         1,274
Prepaid Pension Cost                                                               168
Other                                                                           16,602
                                                                            ----------
    Total Deferred Debits                                                       20,432
                                                                            ----------
Total Assets                                                                $1,032,617
                                                                            ==========


                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                   (Unaudited)

As of March 31, 2002

                                                                        (In thousands)
CAPITALIZATION AND LIABILITIES
Capitalization:
Common Stockholder's Equity:
  Common Stock, No Par Value; Authorized 20,000,000 Shares;
    Outstanding 13,563,871 Shares                                           $  185,661
  Additional Paid-in Capital                                                    52,000
  Retained Earnings                                                             89,389
  Accumulated Other Comprehensive Income (Loss)                                   (341)
                                                                            ----------
    Total Common Stockholder's Equity                                          326,709

Preferred Stock Without Mandatory Redemption                                    19,120
Preferred Stock With Mandatory Redemption                                       22,000
Long-term Debt                                                                 217,393
                                                                            ----------
    Total Capitalization                                                       585,222
                                                                            ----------
Current Liabilities:
Current Maturities of Long-Term Debt                                            26,750
Notes Payable                                                                   58,000
Accounts Payable                                                                49,509
Accrued Taxes                                                                   28,225
Accrued Interest                                                                 7,425
Dividends Payable to CILCORP                                                    20,000
Other                                                                           14,728
                                                                            ----------
    Total Current Liabilities                                                  204,637
                                                                            ----------
Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                              103,996
Regulatory Liability                                                            37,655
Investment Tax Credits                                                          14,155
Other                                                                           86,952
                                                                            ----------
    Total Deferred Liabilities and Credits                                     242,758
                                                                            ----------
Total Capitalization and Liabilities                                        $1,032,617
                                                                            ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     ----------------------------------------------------------------------------------------------
                                                             12 MOS. 03/31/01     12 MOS. 03/31/02
     ----------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                            10.36%                7.17%
     CILCO                                                                781                  685
     AES                                                                6,711                8,812
     AES/CILCORP                                                        7,540                9,554
     ----------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                          11.00%                7.77%
     CILCORP (Including CILCO)                                            829                  742
     AES                                                                6,711                8,812
     AES/CILCORP                                                        7,540                9,554
     ----------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                     6.95%                5.55%
     CILCO                                                                425                  411
     AES                                                                5,671                6,893
     AES/CILCORP                                                        6,113                7,399
     ----------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                   7.23%                6.84%
     CILCORP (Including CILCO)                                            442                  506
     AES                                                                5,671                6,893
     AES/CILCORP                                                        6,113                7,399
     ----------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                           5.43%                1.58%
     CILCO                                                                 96                   42
     AES                                                                1,676                2,537
     AES/CILCORP                                                        1,770                2,660
     ----------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                         5.31%                4.62%
     CILCORP (Including CILCO)                                             94                  123
     AES                                                                1,676                2,537
     AES/CILCORP                                                        1,770                2,660
     ----------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                 8.97%              (6.62%)
     CILCO                                                                 43                   10
     AES                                                                  471                (176)
     AES/CILCORP                                                          480                (151)
     ----------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                               1.88%             (16.56%)
     CILCORP (Including CILCO)                                              9                   25
     AES                                                                  471                (176)
     AES/CILCORP                                                          480                (151)
     ----------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                 3.06%                2.57%
     CILCO                                                              1,090                1,033
     AES                                                               33,684               38,398
     AES/CILCORP                                                       35,588               40,201
     ----------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                               5.35%                4.48%
     CILCORP (Including CILCO)                                          1,904                1,803
     AES                                                               33,684               38,398
     AES/CILCORP                                                       35,588               40,201
     ----------------------------------------------------------------------------------------------

                         CILCO/CILCORP CONTRIBUTIONS TO
                   AES/CILCORP CONSOLIDATED HOLDING COMPANY(1)
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     ----------------------------------------------------------------------------------------------
                                                             12 MOS. 03/31/01     12 MOS. 03/31/02
     ----------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                             9.27%                6.50%
     CILCO                                                                781                  685
     AES                                                                7,592                9,793
     AES/CILCORP                                                        8,421               10,535
     ----------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                           9.84%                7.04%
     CILCORP (Including CILCO)                                            829                  742
     AES                                                                7,592                9,793
     AES/CILCORP                                                        8,421               10,535
     ----------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                     5.98%                4.92%
     CILCO                                                                425                  411
     AES                                                                6,661                7,847
     AES/CILCORP                                                        7,103                8,353
     ----------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                   6.22%                6.06%
     CILCORP (Including CILCO)                                            442                  506
     AES                                                                6,661                7,847
     AES/CILCORP                                                        7,103                8,353
     ----------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                           4.61%                1.69%
     CILCO                                                                 96                   42
     AES                                                                1,990                2,369
     AES/CILCORP                                                        2,085                2,492
     ----------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                         4.51%                4.94%
     CILCORP (Including CILCO)                                             94                  123
     AES                                                                1,991                2,369
     AES/CILCORP                                                        2,085                2,492
     ----------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                 8.97%                1.56%
     CILCO                                                                 43                   10
     AES                                                                  471                  616
     AES/CILCORP                                                          480                  641
     ----------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                               1.88%                3.90%
     CILCORP (Including CILCO)                                              9                   25
     AES                                                                  471                  616
     AES/CILCORP                                                          480                  641
     ----------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                 2.73%                2.57%
     CILCO                                                              1,090                1,033
     AES                                                               35,664               38,398
     AES/CILCORP                                                       37,568               40,201
     ----------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                               5.07%                4.48%
     CILCORP (Including CILCO)                                          1,904                1,803
     AES                                                               35,664               38,398
     AES/CILCORP                                                       37,568               40,201
     ----------------------------------------------------------------------------------------------

--------------
(1) This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) South American affiliates foreign currency losses of approximately $114 million after income tax and mark to market gain from FAS No. 133 of approximately $35 million after income tax. This schedule also excludes loss on discontinued operations of $215 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecommunication businesses in Brazil, the United States and the AES Fifoots Point generation facility in the United Kingdom. In addition, effective January 1, 2002, AES adopted the SFAS No. 142, "Goodwill and Other Intangible Assets" which establishes accounting and reporting standards for goodwill and other intangible assets. The adoption of SFAS No. 142 resulted in a cumulative reduction to income of $473 million, net of income tax effects. SFAS No. 142 adopts a fair value model for evaluating impairment of goodwill in place of the recoverability model used previously. AES wrote-off the goodwill associated with certain acquisitions where the current fair market value of such businesses is less than the current carrying value of the business, primarily as a result of reductions in fair value associated with lower than expected growth in electricity consumption compared to the original estimates made at the date of acquisition. If the excluded items are taken into account, certain CILCO/CILCORP contributions to AES/CILCORP on a consolidated basis would be different as follows: (6.62%) CILCO to Net Income and (16.56%) CILCORP to Net Income.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at March 31, 2002 (excluding CILCORP and IPALCO):



                                                                       AES        AES
                                                         CAPACITY    INTEREST    EQUITY     REGULATORY
   UNIT                                     COUNTRY        (MW)        (%)        (MW)        STATUS
                                            -------      --------    --------  -----------  ----------
   AES Deepwater                              USA          143         100        143           QF
   AES Beaver Valley                          USA          125         100        125           QF
   AES Placerita                              USA          120         100        120           QF
   AES Thames                                 USA          181         100        181           QF
   AES Shady Point                            USA          320         100        320           QF
   AES Hawaii                                 USA          180         100        180           QF
   AES Warrior Run                            USA          180         100        180           QF
   AES Somerset                               USA          675         100        675          EWG
   AES Cayuga                                 USA          306         100        306          EWG
   AES Greenidge                              USA          161         100        161          EWG
   AES Westover                               USA          126         100        126          EWG
   AES Alamitos                               USA         2,083        100       2,083         EWG
   AES Redondo Beach                          USA         1,310        100       1,310         EWG
   AES Huntington Beach                       USA          563         100        563          EWG
   AES Thermo Ecotek - Hemphill               USA          14          70         10            QF
   AES Thermo Ecotek - Whitefield             USA          14          100        14            QF
   AES Thermo Ecotek - Mendota                USA          25          100        25            QF
   AES Delano                                 USA          50          100        50            QF
   AES Mountainview                           USA          126         100        126          EWG
   AES Medina Valley                          USA          47          100        47           EWG
   AES Ironwood                               USA          705         100        705          EWG
   AES Riverside*                             USA          154         100        154          EWG
   DOMESTIC SUBTOTAL:                                     7,608                  7,604


* Currently in discontinued operations status.


                                                                        AES         AES
                                                          CAPACITY    INTEREST    EQUITY      REGULATORY
   UNIT                                      COUNTRY        (MW)        (%)        (MW)         STATUS
                                             -------      --------    --------  -----------   ----------
   AES Kingston                               Canada          110        50         55          EWG
   AES San Nicholas                          Argentina        650        69         449         EWG
   AES Cabra Corral                          Argentina        102        98         100         FUCO
   AES El Tunal                              Argentina        10         98         10          FUCO
   AES Sarmiento                             Argentina        33         98         32          FUCO
   AES Ullum                                 Argentina        45         98         44          FUCO
   AES Quebrada de Ullum                     Argentina        45         100        45          FUCO
   AES Alicura                               Argentina       1,000       100       1,000        FUCO



   CEMIG - Miranda                            Brazil          390          21         82          FUCO
   CEMIG - Igarapava                          Brazil          210          21         44          FUCO
   CEMIG (35 plants)                          Brazil         5,068         21        1064         FUCO
   AES Bayano                                 Panama          150          49         74          FUCO
   AES Panama                                 Panama          42           49         21          FUCO
   AES Chiriqui - La Estrella                 Panama          42           49         21          FUCO
   AES Chiriqui - Los Valles                  Panama          48           49         24          FUCO
   AES Los Mina                              Dom. Rep.        210         100        210           EWG
   AES Yarra                                 Australia        510         100        510          FUCO
   AES Jeeralang                             Australia        449         100        449          FUCO
   AES Mt. Stuart                            Australia        288         100        288          FUCO
   AES Xiangci - Cili                          China          26           51         13          FUCO
   Wuhu Grassy Lake                            China          250          25         63          FUCO
   Yangchun                                    China          15           25         4           FUCO
   Chengdu Lotus City                          China          48           35         17          FUCO
   AES Jiaozuo                                 China          250          70        175          FUCO
   AES Hefei                                   China          115          70         81          FUCO
   AES Chongqing Nanchuan                      China          50           70         35          FUCO
   Yangcheng                                   China         1050          25        263          FUCO
   AES Ekibastuz                            Kazakhstan       4,000        100       4,000         FUCO
   AES Ust-Kamenogorsk GES                  Kazakhstan        331         100        331          FUCO
   AES Shulbinsk GES                        Kazakhstan        702         100        702          FUCO
   AES Ust-Kamenogorsk TETS                 Kazakhstan       1,464        100       1,464         FUCO
   AES Leninogorsk TETS                     Kazakhstan        418         100        418          FUCO
   AES Sogrinsk TETS                        Kazakhstan        349         100        349          FUCO
   AES Semipalatinsk TETS                   Kazakhstan       1,002        100       1,002         FUCO
   AES Ust-Kamenogorsk Heat Nets            Kazakhstan        310        Managt       0           FUCO
   OPGC                                        India          420          49        206          FUCO
   AES Lal Pir                               Pakistan         351          90        316          FUCO
   AES PakGen                                Pakistan         344          90        310          FUCO
   AES Borsod                                 Hungary         171         100        171          FUCO
   AES Tisza II                               Hungary         860         100        860          FUCO
   AES Tiszapalkonya                          Hungary         250         100        250          FUCO
   AES Elsta                                Netherlands       405          50        203          FUCO
   Medway                                      U.K.           688          25        172          FUCO
   AES Indian Queens                           U.K.           140         100        140           EWG
   AES Kilroot                                 U.K.           520          92        479          FUCO
   AES Belfast West                            U.K.           120          97        116          FUCO
   AES Barry                                   U.K.           230         100        230          FUCO
   AES Drax                                    U.K.          4,065        100       4,065         FUCO
   AES Fifoots Point                           U.K.           360         100        360          FUCO
   AES Uruguaiana                             Brazil          600         100        600          FUCO
   AES Tiete (10 plants)                      Brazil         2,650         53       1,405         FUCO
   EDC (4 plants)                            Venezuela       2,265         87       1,971         FUCO
   AES Merida III                             Mexico          484          55        266          FUCO
   AES Mtkvari                                Georgia         600        Managt      600          FUCO
   AES Khrami I                               Georgia         113        Managt      113          FUCO
   AES Khrami II                              Georgia         110         100        110          FUCO
   AES Ottana                                  Italy          140         100        140          FUCO
   AES Mamonal                               Columbia         90           62         56          FUCO
   AES Chivor (Gener)                        Columbia        1,000         96        960          FUCO



   AES Electrica de Santiago (Gener)           Chile          379          89        337          FUCO
   AES Energia Verde (Gener - 2 plants)        Chile          37           99         37          FUCO
   AES Guacolda (Gener)                        Chile          300          49        147          FUCO
   AES Norgener (Gener - 2 plants)             Chile          277          99        274          FUCO
   Itabo (Gener - 7 plants)                  Dom. Rep.        587          24        141          FUCO
   AES Bohemia                              Czech Rep.        50           83         42          FUCO
   AES SONEL                                 Cameroon         800          51        408          FUCO
   Central Dique                             Argentina        68           51         35          FUCO
   AES Termoandes                            Argentina        633          99        627          FUCO
   AES Parana                                Argentina        845          67        566          FUCO
   AES Kelvin                               Rep. South        600          95        570          FUCO
                                              Africa
   Egbin Barge                                Nigeria         290          95        276          FUCO
   AES Gener Cordillera                        Chile          245          99        243          FUCO
   AES Gener Costa                             Chile          410          99        406          FUCO
   AES Haripur                              Bangladesh        360         100        360          FUCO

   FOREIGN SUBTOTAL:                                        42,697                  32,007

   TOTAL - March 31, 2002                                   50,399                  39,611
                                                            ------                  ------
   Foreign Generation as a Percentage of Total:               85%                    81%
                                                              ---                    ---




CILCORP Generating Plants at March 31, 2002:


                                                                       AES         AES
                                                        CAPACITY     INTEREST     EQUITY         REGULATORY
     UNIT                                   COUNTRY       (MW)         (%)         (MW)            STATUS
                                            -------     ---------    --------     ------         ----------

     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100          10             IL PUC
     Sterling Avenue                          USA          30          100          30             IL PUC
     Hallock Power Modules                    USA          13          100          13             IL PUC
     Kickapoo Power Modules                   USA          13          100          13             IL PUC
     TOTAL - March 31, 2002                               1,172                    1,172


Revenues from electric generation capacity - 12 months ended March 31, 2002 (millions of dollars):

               CILCORP                                                             155                3%
               AES (excluding CILCORP)(2)                                        4,592               97%
                                                                           -----------        ---------
               Total                                                             4,747              100%

------------------------
(2) Includes revenues from electric generating capacity owned by IPALCO.

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP and an 887 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 38,724 to 39,611 MW since December 31, 2001. There has been a 3% increase in the total revenues earned from the capacity owned by AES and CILCORP in the twelve-month period ended March 31, 2002 compared with the twelve-month period ended December 31, 2001. The percentage of total revenues derived from the generation capacity owned by CILCORP has remained the same at 3%.

The physical location of the MW capacity added by AES since December 31, 2001 is in: Bangladesh, Kazakhstan, Republic of South Africa, Argentina, Brazil, Chile and the United States.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of March 31, 2002 (millions of dollars):

         CILCORP                                                                  740
         Total AES (excluding CILCORP)(3)                                       7,041
                                                                      ----------------
         Total                                                                  7,781



Electric transmission and distribution and gas distribution revenues for 12 months ending March 31, 2002 (millions of dollars):

         CILCORP                                                                  425
         Total AES (excluding CILCORP)(4)                                       5,363
                                                                      ----------------
         Total                                                                  5,788



CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission

---------------------
(3) Includes transmission and distribution assets owned by IPALCO.
(4) Includes revenues from transmission and distribution assets owned by IPALCO.

and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCORP have increased since December 31, 2001. CILCORP's transmission and distribution assets have decreased while the revenues derived from such assets have decreased since December 31, 2001. AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since December 31, 2001. CILCORP's percentage of the total transmission and distribution assets has remained the same at 10%, and CILCORP's percentage of the total revenues from such assets has decreased from 9% to 7% for the twelve-month period ending March 31, 2002 compared to the twelve-month period ending December 31, 2001.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the first quarter of 2002. On February 13, 2002, CILCO filed with the Illinois Commerce Commission a "Notice of Transfer of Generating Assets" stating its intent to transfer substantially all of its generating assets to its wholly owned subsidiary, Central Illinois Generation, Inc. An Administrative Law Judge of the Illinois Commerce Commission issued a Proposed Order on March 29, 2002 approving the transfer, and the Commission voted to approve the transfer at a meeting on April 10, 2002.

ITEM (6) PER EXEMPTION ORDER:

During the first quarter of 2002, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 30th day of May, 2002 by the undersigned thereunto duly authorized.

                                                     The AES Corporation


                                               By:   /s/ ERIK LUCKAU
                                                     ---------------------
                                                     Erik Luckau
                                                     Associate General Counsel